EXHIBIT 99.1

Taseko Reports First Quarter 2025 Earnings

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedarplus.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko owns 100% of the Gibraltar Mine, which is located north of the City of Williams Lake in south-central British Columbia.

VANCOUVER, British Columbia, May 01, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports first quarter 2025 Adjusted EBITDA* of $34 million and Earnings from mining operations before depletion and amortization and non-recurring items* of $39 million. Revenues for the first quarter were $139 million from the sale of 22 million pounds of copper and 364 thousand pounds of molybdenum. The Company recorded a Net loss of $29 million ($0.09 loss per share) and an Adjusted net loss* of $7 million ($0.02 loss per share).

Gibraltar produced 20 million pounds of copper and 336 thousand pounds of molybdenum in the first quarter at Total operating costs (C1) of US$2.26 per pound of copper produced. Mill throughput averaged 87,800 tons per day, which was above design capacity. Copper grades in the quarter averaged 0.19% and copper recoveries were 68%.

At Florence Copper, construction remains on schedule and as of the end of March the overall project completion was at 78%. Construction of the SX/EW plant, surface infrastructure and the wellfield drilling are tracking to plan. In the wellfield, drilling is nearly complete and the last two wells will be constructed in May.  The electrowinning crane has been installed in the plant, allowing the building structure to be completed. Construction of surface infrastructure is also advancing on schedule, including work on the pipe corridor, electrical substation, tank farm, and office and dry buildings.

Stuart McDonald, President and CEO of Taseko, commented, “Through the first 15 months of construction at Florence Copper, all critical aspects of the project remain on schedule and our operating plans are well developed. In the coming months, site construction activities will begin to slow down and in the fall we expect to commence wellfield operations as we advance towards first copper cathode production later in the year. Our project team remains focussed on continued execution of the remaining construction activities, and our growing operations team is planning for the production ramp up in 2026.”

“At our Gibraltar mine, mill throughput exceeded design capacity in the first quarter and head grades were in line with plan.  But copper production in the quarter was impacted by lower than expected metallurgical recoveries from oxidized ore.  Also, challenging ground conditions at the top of the current Connector pit pushback have led to lower mining productivities in recent months which will delay the release of higher-grade ore from the second quarter to the third quarter.  As a result, copper production for 2025 is expected to be about 10 million pounds (~8%) lower than our previous guidance.  Significantly higher grades and recoveries are expected in the second half of this year and into 2026”, continued Mr. McDonald.

Mr. McDonald concluded, “With less than nine months until the startup of Florence Copper, America’s next copper mine, Taseko is approaching a period of significant production and cashflow growth.  We are uniquely positioned as the North American copper producer with both near-term production growth and a longer-term growth pipeline.”

*Non-GAAP performance measure. See end of news release.

First Quarter Review

  Earnings from mining operations before depletion, amortization and non-recurring items* was $38.8 million, Adjusted EBITDA* was $34.4 million and cash flows from operations was $55.9 million;
  GAAP net loss was $28.6 million ($0.09 loss per share) and Adjusted net loss* was $6.9 million ($0.02 loss per share);
  Gibraltar produced 20.0 million pounds of copper at a total operating cost (C1)* of US$2.26 per pound of copper produced.  Copper head grade was 0.19% and recovery was 68% for the quarter reflecting the milling of lower grade stockpiled material which contained more oxidized material;
  Gibraltar sold 21.8 million pounds of copper and 364 thousand pounds of molybdenum. The average realized copper price of US$4.24 per pound and Canadian dollar to US dollar exchange rate of 1.43, contributed to revenues of $139.1 million for the period;
  Construction of the Florence Copper commercial production facility is advancing on schedule and on budget, and was approximately 78% complete at March 31, 2025.  A total of 29 production wells were constructed in the quarter bringing the total number of completed wells to 80 of the 90 planned to be drilled during the construction phase.  Wellfield drilling activities are ramping down in April and will be completed on schedule in May.  The solvent extraction and electrowinning areas continue to advance with a focus on pipe and settler welding and electrical installation.  First copper cathode production is expected in the fourth quarter of 2025;
  The Company completed share issuances under its at-the-market (“ATM”) equity offering prospectus, issuing 10.6 million common shares for gross proceeds of $31.0 million (US$21.5 million) in the first quarter;
  The Company has copper collar contracts to secure a minimum copper price of US$4.00 per pound for 81 million pounds of copper for the remainder of 2025; and
  At March 31, 2025, the Company had a cash balance of $121 million and available liquidity of $279 million including its undrawn corporate revolving credit facility.

*Non-GAAP performance measure. See end of news release.

Highlights

Operating data	Three months ended March 31,
(Gibraltar – 100% basis)	2025	2024	Change
Tons mined (millions)	23.2	22.8	0.4
Tons milled (millions)	7.9	7.7	0.2
Production (million pounds Cu)	20.0	29.7	(9.7)
Sales (million pounds Cu)	21.8	31.7	(9.9)

Financial data	Three months ended March 31,
($ in thousands, except for per share amounts)	2025	2024	Change
Revenues	139,149	146,947	(7,798)
Cash flows from operations	55,892	59,574	(3,682)
Net (loss) income	(28,560)	18,896	(47,456)
Per share – basic (“EPS”)	$(0.09)	$0.07	$(0.16)
Earnings from mining operations before depletion, amortization and non-recurring items*	38,791	52,797	(14,006)
Adjusted EBITDA*	34,391	49,923	(15,532)
Adjusted net (loss) income*	(6,943)	7,728	(14,671)
Per share – basic (“Adjusted EPS”)*	$(0.02)	$0.03	$(0.05)

On March 25, 2024, the Company completed its acquisition of the remaining 50% interest in Cariboo Copper Corp. (“Cariboo”) from Dowa Metals & Mining Co., Ltd. (“Dowa”) and Furukawa Co., Ltd. (“Furukawa”) increasing its effective interest in Gibraltar from 87.5% to 100%.  As a result, the financial results reported in this MD&A reflect the Company’s 87.5% effective interest for the period from March 15, 2023 to March 25, 2024 and 100% effective interest thereafter.  For more information on the Company’s acquisition of Cariboo, refer to the Financial Statements—Note 12.

*Non-GAAP performance measure. See end of news release.

Review of Operations

Gibraltar mine

Operating data (100% basis)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Tons mined (millions)	23.2	24.0	23.2	18.4	22.8
Tons milled (millions)	7.9	8.3	7.6	5.7	7.7
Strip ratio	4.6	1.9	1.2	1.6	1.7
Site operating cost per ton milled*	$8.73	$12.18	$14.23	$13.93	$11.73
Copper concentrate
Head grade (%)	0.19	0.22	0.23	0.23	0.24
Copper recovery (%)	67.5	78.2	78.9	77.7	79.0
Production (million pounds Cu)	20.0	28.6	27.1	20.2	29.7
Sales (million pounds Cu)	21.8	27.4	26.3	22.6	31.7
Inventory (million pounds Cu)	2.3	4.1	2.9	2.3	4.9
Molybdenum concentrate
Production (thousand pounds Mo)	336	578	421	185	247
Sales (thousand pounds Mo)	364	607	348	221	258
Per unit data (US$ per Cu pound produced)
Site operating cost*	$2.41	$2.52	$2.91	$2.88	$2.21
By-product credit*	(0.33)	(0.42)	(0.25)	(0.26)	(0.17)
Site operating cost, net of by-product credit*	2.08	2.10	2.66	2.62	2.04
Off-property cost*	0.18	0.32	0.26	0.37	0.42
Total operating cost (C1)*	$2.26	$2.42	$2.92	$2.99	$2.46

Operations Analysis

In the first quarter, mining activity at Gibraltar was focused on waste stripping for a new pushback in the Connector pit, which resulted in a higher than normal strip ratio and lower mined ore in the period.  Lower grade stockpiled ore was the primary source of mill feed, resulting in lower copper production compared to recent quarters.

Gibraltar produced 20.0 million pounds of copper in the first quarter and copper head grade was 0.19%, well below average reserve grade.  Copper recovery was 68% and was notably impacted by oxidation in the stockpiled ore which mainly originated from the upper benches of the Connector pit.  Mill throughput was 7.9 million tons in the quarter, above nameplate capacity due to the lower work index ore in the Connector pit.

A total of 23.2 million tons were mined in the first quarter comparable to recent quarters.  The average strip ratio was 4.6, as a total of 4.2 million tons of ore were mined. This includes 2.2 million tons of oxide ore that was added to the heap leach pads as plans for restart of the solvent extraction and electrowinning (“SX/EW”) plant continue in Q2 2025.

*Non-GAAP performance measure. See end of news release.

Operations Analysis - Continued

Capitalized stripping totaling $38.1 million was higher in the first quarter attributed to greater mining of waste tons above the average strip ratio for the Connector pit.  Total site costs* including capitalized stripping was $107.0 million in the quarter consistent with the comparative prior year quarter.  Decreased consumption of mining inputs such as diesel and explosives due to processing of stockpile material as well as lower diesel prices were offset by higher milling costs.

Molybdenum production was 336 thousand pounds in the first quarter compared to 247 thousand pounds in the comparative prior year quarter.  Higher molybdenum grades, on average, are expected in Connector pit ore.  Grades will improve as stockpile ore feed decreases.  At an average molybdenum price of US$20.53 per pound for the quarter, molybdenum contributed a meaningful by-product credit of US$0.33 per pound of copper produced.

Off-property costs were US$0.18 per pound of copper produced.  These lower costs reflect Gibraltar’s 2025 offtake agreements with very favorable treatment and refining charges (“TCRC”).  On a blended basis, TCRCs are effectively nil for this year.

Total operating cost (C1)* was US$2.26 per pound of copper produced in the first quarter compared to US$2.46 in the comparative prior year quarter.  Higher capitalized stripping costs, improved molybdenum by-product credits, and lower off property costs all contributed to driving down total operating cost (C1), partially offset by the effect of lower copper production as shown in the bridge graph below:

https://www.globenewswire.com/NewsRoom/AttachmentNg/9f3402ff-ad47-4f4b-9681-3c1f27945454

Gibraltar Outlook

Mining activities are now focused in the Connector pit, which will be the source of mill feed in 2025 and the years ahead.  Copper production in the first quarter was approximately 10% below expectations, due to low recoveries from oxidized ore.  In addition, mining rates in the upper benches of Connector pit have been behind plan due to challenging ground conditions resulting in lower equipment productivities.  As a result, access to higher quality ore has been delayed from the second quarter to the third quarter, and annual copper production for 2025 is expected to be approximately 10 million pounds below the previous guidance of 120 to 130 million pounds.  Significant increases in head grades and recoveries are expected in the second half of 2025 and continuing into 2026.

*Non-GAAP performance measure. See end of news release.

Gibraltar Outlook - Continued

Increased mill availability and higher throughput is also expected this year, as major maintenance projects were completed in both mills last year.  Refurbishment of the Gibraltar SX/EW plant, which has been idle since 2015, is nearing completion, with first cathode production expected in the second quarter, supplementing Gibraltar copper concentrate production.

Molybdenum production is forecast to increase in 2025 as molybdenum grades are expected to be notably higher as more Connector pit ore is processed, also weighted to the second half of the year.

The Company has offtake agreements covering Gibraltar concentrate production in 2025 and 2026, which contain significantly lower, and in certain cases negative (premium), TCRC rates reflecting the tightening copper smelting market.  In 2024, TCRCs accounted for approximately US$0.09 per pound of off-property costs, and, with the new offtake agreements, the Company expects average TCRCs to reduce to nil in 2025 and 2026.

Potential US import tariffs are not expected to have a material impact on sales at Gibraltar as the mine produces copper and molybdenum concentrates that are sold to international metal traders and delivered to Asian markets.  Offtake agreements are in place for substantially all of Gibraltar’s copper concentrate production in 2025 and 2026, and no changes to these sales channels are expected during this period.

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the Florence Copper construction period.  Currently, the Company has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound for 81 million pounds of copper production for the remainder of 2025 (refer to “Financial Condition Review—Hedging Strategy” for details).

Florence Copper

The Company has all key permits in place for the commercial production facility at Florence and construction of the Florence Copper commercial production facility continues to advance on schedule.  Approximately 670,000 project hours have been worked with no reportable injuries or environmental incidents.  The Company has a fixed-price contract with the general contractor for construction of the SX/EW plant and associated surface infrastructure.

A total of 80 production wells out of a total of 90 new wells to be drilled during the construction phase have been completed as of March 31, 2025.  Process ponds and surface water runoff pond construction are complete, and installation of high-density polyethylene piping in the main pipeline corridor continued.  Mechanical and piping installations throughout the SX/EW plant and electrical work continue to advance.  Assembly of the modular office and dry buildings were also completed, and work on the exterior finishing has started.

Site activities are focused on hiring additional personnel and other initiatives to support operational readiness and the ramp up of production.

Florence Copper - Continued

Florence Copper capital spend (US$ in thousands)	Three months ended March 31, 2025
Commercial facility construction costs	51,364
Site and PTF operations	6,069
Total Florence Copper capital spend	57,433

Florence Copper commercial facility construction costs were US$51.4 million in the first quarter and, since the beginning of construction, US$206.3 million has been incurred on the Florence Copper commercial facility as of March 31, 2025.

In January 2025, the Company received its final US$10 million instalment from its US$50 million copper stream with Mitsui & Co. (U.S.A.) Inc. (“Mitsui”).  The remaining Florence Copper commercial production facility construction costs are expected to be funded from the Company’s available liquidity and cash flows from Gibraltar.

The Company has a technical report titled “NI 43-101 Technical Report Florence Copper Project, Pinal County, Arizona” dated March 30, 2023 (the “Florence 2023 Technical Report”) on SEDAR+.  The Florence 2023 Technical Report was prepared in accordance with National Instrument 43‑101 (“NI 43-101”) and incorporated the results of test work from the production test facility (“PTF”) as well as updated capital and operating costs (Q3 2022 basis) for the commercial production facility.

Project highlights based on the Florence 2023 Technical Report are detailed below:

  Net present value of US$930 million (at US$3.75 copper price, 8% after-tax discount rate);
  After-tax internal rate of return of 47%;
  Payback period of 2.6 years;
  Operating costs (C1) of US$1.11 per pound of copper produced;
  Annual production capacity of 85 million pounds of LME grade A copper cathode;
  Mine life of 22 years;
  Total life of mine production of 1.5 billion pounds of copper; and
  Initial capital cost of US$232 million (Q3 2022 basis).

Based on the Florence 2023 Technical Report, the estimated construction costs for the Florence Copper commercial production facility were US$232 million and management expects that total construction costs will be within a range of 10% to 15% higher than this estimate.  Florence Copper remains on track for first copper cathode production in Q4 2025.

Long-term Growth Strategy

Taseko’s strategy has been to grow the company by acquiring and developing a pipeline of projects focused on copper in North America.  We continue to believe this will generate long-term returns for shareholders.  Our other development projects are located in BC, Canada.

Yellowhead copper project

The Yellowhead copper project (“Yellowhead”) is expected to produce 4.4 billion pounds of copper over a 25-year mine life.  During the first 5 years of operation, Yellowhead is expected to produce an average of 200 million pounds of copper per year.  Yellowhead also contains valuable precious metal by-products with 440,000 ounces of gold production and 19 million ounces of silver production over the life of mine. The Yellowhead project is subject of technical report published in January 2020.

Taseko plans to publish an updated technical report on Yellowhead in 2025 using updated long-term metal price assumptions, updated project costing, and incorporating the new Canadian tax credits available for copper mine development.

The Company is ready to enter the environmental assessment (“EA”) process and plans to submit an Initial Project Description to formally commence the EA process with regulators in Q2 2025.  The Company is focusing discussions with regulators on developing a streamlined permitting process.  Taseko also opened a Yellowhead project office in 2024 to support ongoing engagement with local communities including First Nations.

New Prosperity copper-gold project

In late 2019, the Tŝilhqot’in Nation, as represented by the Tŝilhqot’in National Government, and Taseko entered into a confidential dialogue, with the involvement of the Province of BC, seeking a long-term resolution to the conflict regarding Taseko’s proposed copper-gold mine previously known as New Prosperity, acknowledging Taseko’s commercial interests and the Tŝilhqot’in Nation’s opposition to the project.

This dialogue has been supported by the parties’ agreement, beginning December 2019, to a series of standstill agreements on certain outstanding litigation and regulatory matters relating to Taseko’s tenures and the area in the vicinity of Teẑtan Biny (Fish Lake).

This dialogue process has made meaningful progress in recent months and is close to completion.  The Tŝilhqot’in Nation and Taseko acknowledge the constructive nature of discussions, and the opportunity to conclude a long-term and mutually acceptable resolution of the conflict that also makes an important contribution to the goals of reconciliation in Canada.

Conference Call and Webcast
The Company will host a telephone conference call and live webcast on Friday, May 2, 2025, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question-and-answer session open to analysts and investors.

Participants can join by conference call dial-in or webcast:

Conference Call Dial-In
· Participants can dial in to the conference call; however, pre-registration is required
· To register, visit https://bit.ly/Dialin-Q12025
· Once registered, an email will be sent, including dial-in details and a unique access code required to join the live call
· Please ensure you have registered at least 15 minutes prior to the conference call start time

Webcast
·A live webcast of the conference call can be accessed at Taseko Mines | Events
· The webcast will be archived for later playback until June 2, 2025 at Taseko Mines | Events

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Stuart McDonald
President & CEO

No regulatory authority has approved or disapproved of the information in this news release.

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS.  These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers.  The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance.  These measures have been derived from the Company’s financial statements and applied on a consistent basis.  The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable.  Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales.  Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost.  Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced.  Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced.  By-product credit is calculated based on actual sales of molybdenum (net of treating costs) and silver during the period divided by the total pounds of copper produced during the period.  These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Cost of sales	122,783	134,940	124,883	108,637	122,528
Less:
Depletion and amortization	(22,425)	(24,641)	(20,466)	(13,721)	(15,024)
Net change in inventories of finished goods	(2,710)	4,064	2,938	(10,462)	(20,392)
Net change in inventories of ore stockpiles	(22,747)	(3,698)	9,089	1,758	2,719
Transportation costs	(5,984)	(10,170)	(8,682)	(6,408)	(10,153)
Site operating cost	68,917	100,495	107,712	79,804	79,678
Less by-product credits:
Molybdenum, net of treatment costs	(8,774)	(16,507)	(8,962)	(7,071)	(6,112)
Silver, excluding amortization of deferred revenue	(131)	(139)	(241)	(144)	(137)
Gold, net of refining costs	(389)	–	–	–	–
Site operating cost, net of by-product credit	59,623	83,849	98,509	72,589	73,429
Total pounds of copper produced (thousand pounds)	19,959	28,595	27,101	20,225	26,694
Total costs per pound produced	2.99	2.94	3.63	3.59	2.75
Average exchange rate for the period (Cdn$ / US$)	1.44	1.40	1.36	1.37	1.35
Site operating cost, net of by-product credits (US$ per pound)	$2.08	$2.10	$2.66	$2.62	$2.04
Site operating cost, net of by-product credit	59,623	83,849	98,509	72,589	73,429
Add off-property costs:
Treatment and refining costs	(510)	2,435	816	3,941	4,816
Transportation costs	5,984	10,170	8,682	6,408	10,153
Total operating cost	65,097	96,454	108,007	82,938	88,398
Total operating cost (C1) (US$ per pound)	$2.26	$2.42	$2.92	$2.99	$2.46

Non-GAAP Performance Measures - Continued

Total site costs

Total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period.  This measure is intended to capture total site operating costs incurred during the period calculated on a consistent basis for the periods presented.

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024[1]
Site operating costs	68,917	100,495	107,712	79,804	79,678
Capitalized stripping costs	38,082	1,981	3,631	10,732	16,152
Total site costs – Taseko’s share	106,999	102,476	111,343	90,536	95,830
Total site costs – 100% basis	106,999	102,476	111,343	90,536	109,520

  Q1 2024 results reflect the Company’s 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest for the period from March 25 to March 31, 2024.

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS:

  Unrealized foreign currency gains and losses;
  Unrealized derivative gains and losses and fair value adjustments;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of debt, net of capitalized interest;
  Bargain purchase gains on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of finished goods inventory;
  Inventory write-ups fair value that was sold or processed;
  Accretion on Florence royalty obligations;
  Accretion on Cariboo consideration payable;
  Non-recurring other expenses for Cariboo adjustment; and
  Finance and other non-recurring costs of Cariboo acquisition.

Management believes these transactions do not reflect the underlying operating performance of the Company’s core mining business and are not necessarily indicative of future operating results.  Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Non-GAAP Performance Measures - Continued

Adjusted earnings per share (“Adjusted EPS”) is Adjusted net income (loss) attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net loss	(28,560)	(21,207)	(180)	(10,953)
Unrealized foreign exchange loss (gain)	2,074	40,462	(7,259)	5,408
Unrealized derivative loss (gain) and fair value adjustment	23,536	(25,514)	1,821	10,033
Other operating costs[1]	–	4,132	4,098	10,435
Call premium on settlement of debt	–	–	–	9,571
Loss on settlement of debt, net of capitalized interest	–	–	–	2,904
Realized gain on sale of inventory[2]	–	–	–	3,768
Inventory write-ups to fair value that was sold or processed[3]	–	1,905	3,266	4,056
Accretion on Florence royalty obligation	2,571	3,682	3,703	2,132
Accretion on Cariboo consideration payable	664	4,543	9,423	8,399
Non-recurring other expenses for Cariboo adjustment	–	–	–	394
Estimated tax effect of adjustments	(7,228)	2,465	(6,644)	(15,644)
Adjusted net (loss) income	(6,943)	10,468	8,228	30,503
Adjusted EPS	$(0.02)	$0.03	$0.03	$0.10

  Other operating costs relate to the in-pit crusher relocation project and care and maintenance costs due to the June 2024 labour strike.
  Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted net (loss) income in the period the inventory was sold.
  Inventory write-ups to net realizable value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted net (loss) income in the period when the inventories were sold or processed.

Non-GAAP Performance Measures - Continued

(Cdn$ in thousands)	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Net income	18,896	38,076	871	9,991
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized derivative loss (gain) and fair value adjustment	3,519	1,636	4,518	(6,470)
Gain on Cariboo acquisition	(47,426)	–	–	–
Gain on acquisition of control of Gibraltar[1]	(14,982)	–	–	–
Realized gain on sale of inventory[2]	13,354	–	–	–
Accretion on Florence royalty obligation	3,416	–	–	–
Accretion on Cariboo consideration payable	1,555	–	–	–
Non-recurring other expenses for Cariboo adjustment	138	(916)	1,244	1,714
Estimated tax effect of adjustments	15,570	(194)	(1,556)	1,355
Adjusted net income (loss)	7,728	24,061	19,659	(4,376)
Adjusted EPS	$0.03	$0.08	$0.07	$(0.02)

  Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventory to fair value for Taseko’s 87.5% interest in Gibraltar at March 25, 2024.
  Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted net income (loss) in the period the inventory was sold.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is presented as a supplemental measure of the Company’s performance and ability to service debt.  Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results.  Issuers of “high yield” securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance.  Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains and losses;
  Unrealized derivative gains and losses and fair value adjustments;
  Amortization of share-based compensation expense;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of debt;
  Bargain purchase gains on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gains on sale of finished goods inventory;
  Inventory write-ups to net realizable value that was sold or processed; and
  Finance and other non-recurring costs of Cariboo acquisition.

Non-GAAP Performance Measures - Continued

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Net loss	(28,560)	(21,207)	(180)	(10,953)
Depletion and amortization	22,425	24,641	20,466	13,721
Finance and accretion expenses	18,877	21,473	25,685	21,271
Finance income	(1,330)	(1,674)	(1,504)	(911)
Income tax (recovery) expense	(7,980)	11,707	(200)	(3,247)
Unrealized foreign exchange loss (gain)	2,074	40,462	(7,259)	5,408
Unrealized derivative loss (gain) and fair value adjustment	23,536	(25,514)	1,821	10,033
Share-based compensation expense (recovery)	5,349	(323)	1,496	2,585
Other operating costs	–	4,132	4,098	10,435
Call premium on settlement of debt	–	–	–	9,571
Loss on settlement of debt	–	–	–	4,646
Realized gain on sale of inventory[1]	–	–	–	3,768
Inventory write-ups to fair value that was sold or processed[2]	–	1,905	3,266	4,056
Non-recurring other expenses for Cariboo acquisition	–	–	–	394
Adjusted EBITDA	34,391	55,602	47,689	70,777

  Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to Adjusted EBITDA in the period the inventory was sold.
  Inventory write-ups to net realizable value that was sold or processed relates to stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar.  These write-ups have been included in Adjusted EBITDA in the period when the inventories were sold or processed.
(Cdn$ in thousands)	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Net income	18,896	38,076	871	9,991
Depletion and amortization	15,024	13,326	15,993	15,594
Finance and accretion expense	19,849	12,804	14,285	13,468
Finance income	(1,086)	(972)	(322)	(757)
Income tax expense	23,282	17,205	12,041	678
Unrealized foreign exchange loss (gain)	13,688	(14,541)	14,582	(10,966)
Unrealized derivative loss (gain) and fair value adjustment	3,519	1,636	4,518	(6,470)
Share-based compensation expense	5,667	1,573	727	417
Gain on Cariboo acquisition	(47,426)	–	–	–
Gain on acquisition of control of Gibraltar[1]	(14,982)	–	–	–
Realized gain on sale of inventory[2]	13,354	–	–	–
Non-recurring other expenses for Cariboo acquisition	138	–	–	263
Adjusted EBITDA	49,923	69,107	62,695	22,218

  Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventory to fair value for Taseko’s 87.5% interest in Gibraltar at March 25, 2024.
  Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar, and subsequently sold.  The realized portion of these gains have been added back to Adjusted EBITDA in the period the inventory was sold.

Non-GAAP Performance Measures - Continued

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back.  The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the results of the Company’s operations and financial position, and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2025	2024
Earnings from mining operations	16,366	24,419
Add:
Depletion and amortization	22,425	15,024
Realized gain on sale of inventory[1]	–	13,354
Earnings from mining operations before depletion, amortization and non-recurring items	38,791	52,797

  Realized gain on sale of inventory relates to copper concentrate inventory held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold.  The realized portion of these gains have been added back to earnings from mining operations in the period the inventory was sold

Site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to provide assistance in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands)	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024[1]
Site operating costs (included in cost of sales)
Taseko’s share	68,917	100,495	107,712	79,804	79,678
100% basis	68,917	100,495	107,712	79,804	90,040
Tons milled (thousand tons – 100% basis)	7,898	8,250	7,572	5,728	7,677
Site operating costs per ton milled	$8.73	$12.18	$14.23	$13.93	$11.73

  Q1 2024 results reflect the Company’s 87.5% effective interest in Gibraltar for the period from January 1 to March 24, 2024 and 100% effective interest for the period from March 25 to March 31, 2024

Technical Information
The technical information contained in this MD&A related to Florence Copper is based on the report titled “NI 43‑101 Technical Report – Florence Copper Project, Pinal County, Arizona” issued March 30, 2023 with an effective date of March 15, 2023, which is available on SEDAR+.  The Florence Copper technical report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng.  Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects.  All three are Qualified Persons as defined by NI 43‑101.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the effect of COVID-19 and the response of local, provincial, federal and international governments to the threat of COVID-19 on our operations (including our suppliers, customers, supply chain, employees and contractors) and economic conditions generally and in particular with respect to the demand for copper and other metals we produce;
  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;
  uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
  uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
  changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
  the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
  the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements".  All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements.  Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.  We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.  Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.